SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Complementary Notice dated September 17, 2007, filed by the Company with the Comisión Nacional de Valores.

COMPLEMENTARY NOTICE

Fixed Rate Convertible Notes Due November 14, 2007, of nominal value

US$ 100,000,000 and 100,000,000 Warrants to Purchase Shares of Common Stock

IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) by means of this complementary notice to the Prospectus of Fixed Rate Convertible Notes Due November 14, 2007, of nominal value US$ 100,000,000 and 100,000,000 Warrants to Purchase Shares of Common Stock, authorized by the Argentine Securities Commission (Comisión Nacional de Valores) by means of Resolution No. 14.316 dated September 24, 2002, and published in the Bulletin of the Buenos Aires Stock Exchange on October 4, 2002, informs that:

•	The last conversion date for the Convertible Notes is November 13, 2007; and

•	The last exercisability date for the Warrants is November 14, 2007.

As of September 4, 2007, the outstanding amount of our Convertible Notes was U$S 16,234,758 and of our Warrants was U$S 43,226,409.

The Company also informs that this complementary notice does not change any condition of the issuance of the Fixed Rate Convertible Notes Due November 14, 2007, of nominal value US$ 100,000,000 and of the 100,000,000 Warrants to Purchase Shares of Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated:	September 18, 2007.